                                              Total Number of Pages 10
                                              Index to Exhibits at Page 10



                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                ___________

                                 FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12 (b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               CONCEPTUS, INC.
             (Exact name of registrant as specified in its charter)



             DELAWARE                                  97-3170244
---------------------------------------           -------------------
(State of incorporation or organization)          (IRS Employer
                                                  Identification No.)


1021 Howard Ave., San Carlos, CA                  94070
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(Address of principal executive offices)          (Zip Code)


Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered
-------------------                ------------------------------

None                                 None

    Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Share Purchase Rights
                        -------------------------------
                               (Title of Class)

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

    On February 27, 1997, the Board of Directors of Conceptus, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, $0.003 par value (the "Common Shares"), of the Company. The dividend is payable on March 26, 1997 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, $0.003 par value, of the Company (the "Preferred Shares"), subject to adjustment, at a price of $80.00 per share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Preferred Shares Rights Agreement (the "Rights Agreement") dated as of February 27, 1997 between the Company and ChaseMellon Shareholder Services, L.L.C., as the Rights Agent (the "Rights Agent").

     The following is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights to be provided to stockholders of the Company, is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

     The Rights will not be exercisable until the Distribution Date (defined below). Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

DISTRIBUTION DATE

     The Rights will separate from the Common Shares, certificates for the Rights ("Rights Certificates") will be issued and the Rights will become exercisable upon the earlier of: (i) the close of business on the tenth day (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (an "Acquiring Person") or (ii) the close of business on the tenth day (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

ISSUANCE OF RIGHTS CERTIFICATES, EXPIRATION OF RIGHTS

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. Unless otherwise determined by the Board of Directors, all Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the exercise, conversion or exchange of securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under any employee benefit plan or arrangement. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. In addition, no Common Shares issued after the Distribution Date will be issued with Rights if such issuance would result in (or create a significant risk of) (i) material adverse tax consequences to the Company or the person to whom such Rights Certificate would be issued or (ii) such options or plans not qualifying for otherwise available special tax treatment. The Rights will expire on February 26, 2007 (the "Final

Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company or expire upon consummation of certain mergers, consolidations or sales of assets, as described below.

INITIAL EXERCISE OF THE RIGHTS

     Following the Distribution Date, and until the occurrence of one of the subsequent events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $80.00 (the "Purchase Price") per Right, one one-thousandth of a Preferred Share.

EXCHANGE PROVISION

     At any time after an Acquiring Person has become such and prior to the Acquiring Person beneficially owning 20% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

RIGHT TO BUY COMMON SHARES AT HALF PRICE

     Unless the Rights are earlier redeemed or exchanged, in the event that an Acquiring Person becomes such, other than pursuant to a tender offer which is made for all of the outstanding Common Shares and approved by a majority of the Continuing Directors after determining that the offer is both adequate and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer"), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise of a Right, a number of Common Shares having a then current value equal to two times the Purchase Price. In the event that the Company does not have a sufficient number of Common Shares available, or the Board decides that such action is necessary or appropriate and not contrary to the interests of Rights holders, the Company may, among other things, instead substitute cash, assets or other securities for the Common Shares into which the Rights would have otherwise been exercisable.

RIGHT TO BUY ACQUIRING COMPANY STOCK AT HALF PRICE

     Similarly, unless the Rights are earlier redeemed or exchanged, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company consolidates with or merges into another entity, (ii) another entity consolidates with or merges into the Company or (iii) the Company sells or otherwise transfers 50% or more of its consolidated assets or earning power, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a then current value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

ADJUSTMENTS TO PREVENT DILUTION

     The Purchase Price payable, the number of Rights and the number of Preferred Shares, Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

RIGHTS AND PREFERENCES OF THE PREFERRED SHARES

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to accrued but unpaid dividends plus the greater of $1,000 per share or 1,000 times the aggregate per share amount to be distributed to the holders of Common Shares. Each Preferred Share will have 1,000 votes, voting together with the holders of Common Shares, except as required by law or the Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock. In the event of any merger, consolidation or other transaction in which Common Shares are changed or exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

REDEMPTION

     At any time prior to the close of business on the earlier of (i) the tenth day following the date (the "Shares Acquisition Date") of public announcement that an Acquiring Person has become such or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right ("Redemption Price").

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF RIGHTS AGREEMENT

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended by the Board in order to (i) cure any ambiguity, defect or inconsistency, (ii) to make changes which are deemed necessary or advisable and do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen (A) the time period governing redemption shall be made at such time as the Rights are not redeemable or (B) any other period unless for the purpose of protecting, enhancing or clarifying the rights of, and/or benefits to, the holders of Rights.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a corporation's Board of Directors and its stockholders of any real opportunity to determine the destiny of the corporation. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights are not exercisable in the event of a Permitted Offer, as described above. The Rights may be redeemed by the Company at $0.01 Right within ten days (or such later date as may be determined by a majority of the Continuing Directors) after the accumulation of 20% or more of the Company's outstanding Common Shares by a single acquiror or group. Accordingly, the Rights should not preclude any merger or business combination approved by the Board of Directors. Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no immediate dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.   EXHIBITS.

          1. Preferred Shares Rights Agreement, dated as of February 27, 1997, between Conceptus, Inc. and ChaseMellon Shareholder Services, L.L.C., including the Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       CONCEPTUS, INC.


Date: February 28, 1997                By /s/  KATHRYN A. TUNSTALL
                                          -------------------------------------
                                          President and Chief Executive Officer

                                 CONCEPTUS, INC.

                        REGISTRATION STATEMENT ON FORM 8-A

                                  EXHIBIT INDEX


                                                             Page Number Under
Exhibit                                                    Sequential Numbering
No.                          Exhibit                             System
-------                      -------                       --------------------

1        Preferred Shares Rights Agreement, dated as of
         February 27, 1997, between Conceptus, Inc. and
         ChaseMellon Shareholder Services, L.L.C., including the Certificate of Designation of Rights, Preferences and Privileges of Series A
         Participating Preferred Stock, the form of Rights
         Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.